U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Kennedy          David                  H.
     (Last)            (First)              (Middle)

     427 Steamboat Road
     (Street)

     Greenwich         CT               06830
     (City)            (State)          (Zip)

2.   Issuer Name and Ticker or Trading Symbol:  Maverick Tube
     Corporation - MAVK

3.   IRS or Social Security Number of Reporting Person (Voluntary):

     ###-##-####

4.   Statement for Month/Year:  July 1997

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer  (Check all applicable)

     /xx/  Director                              /  /  10% Owner
     /  /  Officer (give title below)            /  /  Other (Specify below)
           President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     /xx/  Form filed by One Reporting Person
     /  /  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

                       2. Transaction  3. Transaction   4. Securities Acquired
                       Date (Month/    Code (Instr. 8)  (A) or Disposed (D)
1. Title of Security   Day/Year)       Code         V   (Instr. 3, 4 and 5)
   (Instr. 3)                                            Amount  (A) or Price
                                                                 (D)

Common Stock           7/22/97        S                15,000   D   $43.625/sh
Common Stock           7/23/97        S                85,000   D   $42.7353/sh


                       5.  Amount of    6.Ownership     7. Nature of Indirect
                       Securities       Form: Direct     Beneficial Ownership
                       Beneficially     (D) or Indirect  (Instr. 4)
                       Owned at End     (I) (Instr. 4)
                       of Month
                       (Instr. 3 and 4)

                                         I                   By corporation (1)
                         400,000         I                   By corporation (1)

(1) See "Explanation of Responses"



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                         2. Conversions     3. Transaction  4. Transaction Code
1. Title of Derivative   or Exercise Price  Date (Month/    (Instr. 8)
Security (Instr. 3)      of Derivative      Day/Year)
                         Security
Director Stock Option    --                  --            --

                         5. Number of           6. Date Exercisable and
                         Derivative Securities     Expiration Date
                         Acquired (A) or           (Month/Day/Year)
                         Disposed of (D)
                         (Instr. 3, 4 and 5)  Date Exercisable  Expiration Date
                         (A)           (D)
                         --             --    --                --

                         7. Title and Amount of Underlying Securities
                         (Instr. 3 and 4)

                         Title                  Amount or Number
                                                of Shares

                          --                    5,750

                         8. Price of         9. Number of Derivative
                         Derivative Security    Securities Beneficially
                         (Instr. 5)             Owned at End of Month
                                                (Instr. 4)

                         --                      2(2)

                         10. Ownership Form       11. Nature of Indirect
                         of Derivative Security:      Beneficial Ownership
                         Direct (D) or Indirect       (Instr. 4)
                         (I) (Instr. 4)

                          D

Explanation of Responses:

(1) The reporting person's indirect ownership of the Issuer's Common Stock decreased to 400,000 shares as a result of the sale of (i) 7,500 shares of Common Stock by American Gas & Oil Investors, Limited Partnership ("AmGO") and 7,500 shares by AmGO II, Limited Partnership ("AmGO II") on July 22, 1997, (ii) 42,500 shares of Common Stock by AmGO and 42,500 shares by AmGO II on July 23, 1997. First Reserve
     Corporation is the Managing General Partner of AmGO and AmGO II which owns, 250,000 and 150,000 shares, respectively, of Common Stock of the Issuer. The reporting person is a Managing Director of First Reserve Corporation. The reporting person disclaims beneficial ownership of these shares.


(2) The reporting person directly owns one Director Stock Option to purchase 3,750 shares of Common Stock of the Issuer and one Director Stock Option to purchase 2,000 shares of Common Stock of the Issuer (both options previously reported).

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                            /s/ David H. Kennedy
                                            _____________________________
                                            Signature of Reporting Person

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays valid OMB Number.